FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42 nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Registrant’s Press Release dated October 29, 2009.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/Rinat Remler
Rinat Remler
VP & CFO

Dated: October 29, 2009

-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES COMPLETION OF SALE OF ITS HOLDINGS IN NETVISION
Tel Aviv, Israel – October 29, 2009- Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that, further to its announcement on August 19, 2009 and subsequent announcements in relation to the sale of its holding in NetVision Ltd. (“NetVision”) to Discount Investment Corporation Ltd. (“DIC”) and Clal Industries and Investments Ltd. (“CII”), the aforementioned sale has been completed today, following approval of the sale earlier today by the shareholders of each of Elron, DIC and Clal.
As a result of the sale, Elron received proceeds of approximately NIS 228.7 million (currently equal to approximately $60.9 million) and will record in the fourth quarter of 2009 a gain of approximately $29 million. The amount of this gain has been determined based on NetVision’s shareholder’s equity as of June 30, 2009 and is subject to adjustment according to NetVision’s shareholder’s equity as of the date of completion of the sale which is not yet known.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies which are leaders in their fields, such as Given Imaging, together with innovative start-ups who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com